Assisted Living Concepts, Inc.
111 West Michigan Street
Milwaukee, Wisconsin 53203
August 24, 2006
Michele M. Anderson
Legal Branch Chief (Mail Stop 3720)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Re:	Assisted Living Concepts, Inc. Registration Statement on Form 10 filed on June 7, 2006 File No. 001-13498
Dear Ms. Anderson:
     Together with this letter, Assisted Living Concepts, Inc. (“we” or the “Company”) is electronically filing Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form 10 (the “Registration Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Amendment No. 2 is marked to show changes from Amendment No.1 to the initial filing on Form 10 (“Amendment No. 1”) and reflects revisions made in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated August 2, 2006 (the “Comment Letter”) addressed to Laurie A. Bebo, Chief Operating Officer of the Company.
     The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are highlighted in bold below followed by the Company’s responses. The page numbers in the bold captions refer to pages in Amendment No. 1 to the Registration Statement. The page numbers in the responses of the Company refer to pages in Amendment No. 2.
Amendment No. 1 to Form 10
General
1.	We note that numerous schedules and exhibits listed on page ii of your Separation Agreement (Exhibit 2.2), as well as exhibits to other agreements (such as Exhibit A to the Reimbursement Agreement), were not filed with your amended Form 10. Please file the entirety of all agreements filed pursuant to Item 601(b)(10) of Regulation S-K, including all of an agreement’s schedules and exhibits, with your next amendment to the

Form 10. Since you are filing the Separation Agreement as both Exhibit 2.2 and 10.1, please clarify in your response to this letter whether you are filing this agreement pursuant to Item 601(b)(2) of Item 601(b)(10) of Regulation SK. As you know, unlike Item 601(b)(2), there is no provision in Item 601(b)(10) to omit particular schedules or exhibits to agreements. If you are filing the Separation Agreement pursuant to Item 601(b)(2), advise us of your basis for doing so.
The Company notes the Staff’s comments and confirms that it is filing with Amendment No. 2, or will file in a subsequent amendment, the entirety of each agreement filed pursuant to Item 601(b)(10) of Regulation S-K. The Company confirms that it filing the Separation Agreement pursuant to Item 601(b)(10) of Regulation S-K and will include the entirety of each exhibit and schedule in the Registration Statement, or an appropriate cross reference to agreements that are otherwise filed as exhibits to the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Basis of Presentation of Historical Combined Financial Statements, page 39
2.	We note that if you do not obtain approval to subdivide the properties of certain assisted living facilities, you will purchase all but the land component of $44.9 million, EHSI will make a capital contribution of $2.6 million for the land component, and you will subsequently loan that amount back to EHSI in exchange for note. Upon approval, EHSI will repay the amount due on the note and you will pay EHSI for the land. Revise to summarize the business purpose of the latter part of this arrangement and to clarify how the capital contribution and subsequent loan back to EHSI affects the presentation in your financial statements.

As noted in the document, the historical combined financial statements of the Company reflect the transfer of all of EHSI’s 29 properties to ALC as an equity contribution at the aggregate net book value of $60.8 million. The Company also states in the Registration Statement that it expects the transfer of all 29 properties from EHSI to ALC to be completed prior to the separation through a capital contribution. However, the Company recognizes that the transfer of a portion of the land, in the amount of approximately $2.1 million, is not completely within its control as the transfer is subject to the approval of local planning commissions. This situation exists because 15 of the assisted living facilities are on shared land lots with Extendicare’s skilled nursing facilities and require land surveys and recording by local municipalities. Although management of the Company is highly confident that the transfer of all of the facilities and properties will be completed prior to the separation, as described in the Registration Statement, it has taken steps to ensure the effective transfer of the properties in the unlikely event that local planning commission approvals are not obtained prior to the separation.
The Company notes the Staff’s comment and has revised the pro forma disclosure in Amendment No. 2. Specifically, it has added Note 2 to the pro forma financial statements on page 37, which describes the contingency plan and its effects on the company’s results of operations. However, because management believes that the contingency is unlikely to occur and that the affects on the Company’s pro forma financial statement would be immaterial, it has not made any adjustments on the face of the pro forma financial statements.
Business Overview, page 41
3.	Revise to provide greater insight into the trends and uncertainties associated with your results of operations, and quantify the discussion to the extent practicable. See prior comment 26. For example, revise to analyze the ways in which your results of operations will be affected as you expand your business by building additional capacity. As another example, disclose the amount of the anticipated increase in costs associated with being a public company, as you do on page 32, as well as the additional general and administrative costs listed on page 43, if possible. Also address the “other incremental general and administrative coasts associated with the separation that cannot be defined,” as mentioned on page 32.

The Company has revised the disclosure on page 44 in response to the Staff’s comments.
Key Performance Indicators, page 41
EBITDA and EBITDAR, page 41
4.	Revise the reconciliations appearing on page 51 so that your non-GAAP measures EBITDA and EBITDAR are reconciled to net income. We refer you to the Division of Corporation Finance’s guidance in the answer to question 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Company has revised the disclosure on page 52 in response to the Staff’s comments so that EBITDA and EBITDAR are reconciled to net income.
Liquidity and Capital Resources, page 56
Debt Instruments, page 58
5.	Expand your summary of each debt instrument to briefly clarify the material terms of the notes and loan agreements, such as financial covenants, events of default (to the extent not already included on page 62) and the nature and extent of any guarantees under the agreements.
The Company has revised the disclosure to expand the description of each debt instrument on page 60.
Employment Benefit Plans, page 86
6.	Please revise to disclose, to the extent possible, the criteria upon which awards to directors, officers, and employees will be based. Provide more specific disclosure about the parameters that will be evaluated rather than generally referring to “set performance goals.”

The Company cannot currently state what criteria will be used by the Company’s compensation committee when making individual awards to employees, officers and directors. However, the Company notes that specific disclosure regarding the criteria that will be used by the Company’s compensation committee when awarding “performance compensation awards” intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Internal Revenue Code is set forth on page 95 under the caption “Performance Compensation Awards.”
Our Relationship with Extendicare after the Exchange, page 93
7.	Please revise the new disclosure under “Reimbursement Services” to clarify the nature of the “reimbursement and planning services” that EHSI will provide to you and how these services relate to the development of Texas facilities.

The Company has revised the disclosure on page 102 in response to the Staff’s comments.
Security Ownership of Certain Beneficial Owners and Management, page 98
8.	As requested by our prior comment 33, revise the beneficial ownership table to reflect the beneficial ownership of your Class A shares assuming the full conversion of your Class B shares into Class A shares. You may include additional columns in the table to reflect the beneficial ownership of the Class A shares before and after conversion, if necessary.

The Company has revised the disclosure on page 103 in response to the Staff’s comments.

9.	We note your response to our prior comment 34. Identify in the footnotes to the beneficial ownership table the natural person(s) with voting and/or investment control over the shares held by Scotia Investments Limited. Also confirm whether or not Mr. Hennigar “shares” voting and/or investment power over the shares held by Scotia Investments within the meaning of Rule 13d-3. Similarly identify the natural person(s) with voting and/or investment control over the shares held by Phillips, Hager & North Investment Management Partnership Ltd., and Connor, Clark & Lunn Investment Management Partnership to the extent those entities are not widely held.
With respect to the beneficial ownership information pertaining to Scotia Investments Limited, the Company has revised footnote 3 on page 103 to indicate that approximately 50 members of the family of the late R.A. Jodrey directly or indirectly hold all of the outstanding voting shares of Scotia Investments Limited. Further, the Company has made clear in footnote 3 that the board of directors of Scotia Investments Limited controls the vote and disposition of Extendicare shares.
With respect to the beneficial ownership information pertaining to Phillips, Hager & North Investment Management Partnership Ltd. and Connor, Clark & Lunn Investment Management Partnership, the Company respectfully submits that, in reliance upon instruction 3 to Item 403 of Regulation S-K, it has relied upon public filings made by each entity pursuant to Section 13(g) of the Securities and Exchange Act, as updated by more current information the Company knows to be more accurate.
Financial Statements
11. Accrual for Self-Insured General and Professional Liabilities, page F-21
10.	We reiterate our request, previously made in comment 40, for you to provide management’s assertion that your methodology for pricing the Laurier Indemnity Company, Ltd insurance coverage is reasonable, and if practicable, your estimate of what the expense would have been on a stand alone basis.

The Company has revised the disclosure on page F-21 in response to the Staff’s comments to state that management believes its methods for pricing and evaluating its self-insurance coverages are reasonable and that the historical cost of obtaining similar coverages would not have been materially different if the Company had obtained such coverages from third parties.
15. Commitments and Contingencies
Insurance and Self-insured Liabilities, page F-26
11.	We note in your response to our prior comment 40 that you may have additional disclosure upon the resolution of negotiations with your insurance carrier. As previously requested in our prior comments 40 and 41, disclose in quantified detail the amount of insurance coverage obtained from Laurier Indemnity Company, Ltd and the amount of exposure to loss retained by Assisted Living Concepts, Inc. as a result of self-insuring certain risks.
The Company supplementally advises the Staff that Laurier provides general liability coverage written on an “occurrence” basis and professional liability coverage written on a “claims made” basis. The coverage attaches above Extendicare’s self insured retention and facilitates access by Laurier to the reinsurance market for what is effectively “catastrophic” coverage above Laurier’s own moderate retention.
In addition, the Company supplementally advised the Staff that during the last five years, there have only been a few professional liability claims that have exceeded Extendicare’s self insured retention and none of those have risen to a size where Laurier’s reinsurers have become involved in any payments. There have been no general liability claims which have exceeded Extendicare’s self insured retention. The Company has had no liability claims (general or professional) which have exceeded the self insured retention. None of these scenarios is unusual as the subject attachment points and reinsurance protections are designed to provide coverage against “catastrophic” events and neither Extendicare nor the Company has experienced such an exposure. After the Company’s separation from Extendicare, coverage will be provided to the Company by its own captive, Pearson Insurance Company, which will replicate the coverages presently provided by Laurier.
Management of the Company has carefully assessed the amount of insurance coverage and retention levels for the Company and has stated in the Registration Statement that it believes those amounts are adequate based upon the nature and risk of the business, historical experience and industry standards. In light of the enhanced disclosure regarding management’s estimate of the cost of such insurance from third parties and the sensitive nature of the information involved, the Company respectfully submits that the existing disclosure in the Registration Statement properly and accurately describes the Company’s insurance coverages.

     The Company believes that the information contained in this letter, and the revised disclosures contained in Amendment No. 2, are responsive to the Staff’s comments in the Comment Letter.
     Please call Erik Tavzel at (212) 474-1796 if you have any questions regarding this submission. Thank you for your consideration of these filings.
Very truly yours,

/s/ Laurie A. Bebo
Laurie A. Bebo
President and
Chief Operating Officer
cc: (with encls.)
Derek B. Swanson
Joseph Kempf
Robert Littlepage
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Erik R. Tavzel, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019